November 13, 2007

Melissa Fielder,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4561.

Re:	Entrust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 000-24733

Dear Ms. Fielder:

I am writing in response to the Staff’s comment letter to Entrust, Inc. (the “Company”), dated October 31, 2007, relating to the Company’s Form 10-K (File No. 000-24733) (the “Annual Report”), filed on March 13, 2007.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

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The Annual Report

General

1. You do not appear to have provided related party disclosure in the body of your Form 10-K or proxy statements. In Item 13 of your Form 10-K, you state that you are incorporating this disclosure by reference to two sections in your definitive proxy statement, but those two sections do not appear in the proxy statement. Please advise.

Response:

In its preparation of the 10-K and proxy report for 2006, the Company carefully reviewed its related party transactions and determined that there were no related party transactions that met the requirement for disclosure. However, as you note, the Company failed to report that there were no related party transactions to disclose. The Company, in its third quarter Form 10-Q filed on November 9, 2007, has disclosed that there were no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant that would be required to be disclosed under the under Item 13 of Form 10-K. The Company will include this disclosure in its future 10-K filings, or appropriately incorporate it by reference as permitted by 10-K.

2. Item 101(c)(l)(ix) of Regulation S-K requires that your Business section include a description of any material portion of your business that may be subject to renegotiation or termination of contracts at the election of government. Given the degree to which governmental entities comprise your customer base, a description, with quantifications where necessary, would appear to be appropriate.

Response:

Although the Company derives a significant portion of its revenues from governments, it does not believe that it is subject to significant exposure of renegotiation of profits or contract termination. This is because:

1.	The Company has almost no (<1% of revenue) “cost-plus” contracts that are subject to renegotiation; and

2.	The Company’s product revenues generally do not have exposure for renegotiation or termination because the time between signing an agreement and delivering software is very short.

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The Company discloses in its risk factors on pages 14 and 15 the portion of its revenue that comes from its government customers and the risks associated with termination and compliance for its government contracts.

3. You do not appear to disclose the audit committee’s pre-approval policies and procedures or the percentage of Audit-Related Fees, Tax Fees, and All Other Fees approved by the committee pursuant to these policies and procedures. Please advise. We refer you to Item 14 of Form 10-K.

Response:

Consistent with its policy, the Audit Committee pre-approved 100% of the fees paid to Grant Thornton, its auditor in 2006. There were no audit-related fees, tax fees or other fees paid to Grant Thornton in 2006. Upon careful review of the 10-K and the Company’s proxy statement, the Company recognizes that, although implied, it did not disclose the percentage of fees paid for such services nor the Committee’s approval of the audit services. The Company will ensure that it makes this disclosure in future filings.

Consolidated Statements of Operations, page F-5

4. We note from your disclosures on page F-9 that the Company recognized revenue from certain arrangements ratably over the term of the agreement where product and services are recognized as bundled arrangements pursuant to SOP 97-2 (e.g. arrangements containing unspecified software products and Web server certificates). We further note that for other arrangements, the Company recognizes revenue separately for product and services as you are able to establish VSOE for each of the undelivered elements. Tell us where you classify these bundled arrangements in your statement in your statement of operation (i.e. product or services and maintenance) and describe the allocation method used for each. Note that where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes and absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X, your presentation should include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separate because of the absence of VSOE for the undelivered element.

Response:

The Company classified the revenues recognized from these bundled arrangements as product revenues because it concluded that software products were the predominant

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deliverables and made up the substantive balance of the deliverables involved in both types of bundled arrangements described above. Further, the Company did not believe that it was necessary to present a separate revenue, and related cost of revenue, line item for these bundled arrangements on the face of its statement of operations because the aggregate value of revenues derived from these arrangements did not exceed 10% of total revenues, as discussed in Rule 5-03(b)(1) of Regulation S-X.

More specifically, there were two types of revenues derived from bundled arrangements during 2006: one transaction containing unspecified additional software products and revenues from the sales of web server certificates. The total revenues from these arrangements in the Company’s 2006 fiscal year were $5.6 million or approximately 6% of total revenues.

During the Company’s 2006 fiscal year, the Company recognized revenue related to one bundled arrangement involving unspecified additional software products to be delivered in a future time period, which was included in product revenues on its statement of operations for that year. In this circumstance, where the Company has agreed to deliver unspecified additional software products to the customer in the future as part of a multiple-element software arrangement, the Company is not able to establish a basis on which to allocate the arrangement fee to the unspecified products to be delivered because VSOE of fair value of unspecified products does not exist. Accordingly, pursuant to paragraph 49 of SOP 97-2, the revenue from this arrangement is being recognized ratably over the term of the arrangement beginning with the delivery of the first licensed product. In this case, the Company established the term of the arrangement as three years.

In addition, as you noted, the Company engages in bundled arrangements with its customers involving the sale of web server certificates. These arrangements include an ongoing service element that covers the contracted term of the certificates, usually one or two years. The Company is not able to establish VSOE of fair value for the service element of these bundled arrangements separately from the certificate or software element and, therefore, treats the arrangement as one unit of accounting and recognizes revenue based on that one unit. Accordingly, the Company follows the guidance in paragraphs 12 and 67 of SOP 97-2. Paragraph 12 of SOP 97-2 addresses situations in which sufficient VSOE of fair value does not exist for the allocation of revenue to the various elements of the arrangement noting that in such situations all revenue from the arrangement should be deferred until the earlier of the point at which VSOE does exist or all elements of the arrangement have been delivered (or as performance takes place if the last item to deliver is services, as per paragraph 67 of SOP 97-2. Therefore, since the only undelivered element in these web server certificate arrangements is services that do not involve significant production, modification or customization of the certificate software, the Company recognizes the entire arrangement fee over the period during which the services are expected to be performed (i.e. the one or two year contract period). This

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revenue is classified as product revenue in the Company’s statement of operations for fiscal 2006.

Note 2. Significant Accounting Policies

Revenue Recognition, Page F-8

5. We note in your disclosure that for multiple element arrangements that include maintenance and support, consulting services, and training, vendor-specific objective evidence (VSOE) was established based upon substantially similar sales. Please explain the methodology used to determine VSOE of each undelivered element and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Clarify whether the price charged varies from customer to customer and, if so, how you can reasonably estimate VSOE for each applicable element and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Response:

The Company determines VSOE for multiple element arrangements in accordance with the provisions of paragraph 10 and 57 of SOP 97-2. More specifically, when maintenance and support services are one of the elements of a multiple element transaction, the Company determines VSOE based upon its history of support renewals with all customers, using a substantive renewal rate approach, taking into account the level of support and maintenance the customer has subscribed to (i.e. the Company offers three levels of support and maintenance: silver, gold and platinum) and the size of the original software licensing transaction since the Company does offer volume discounting to customers on support and maintenance depending upon the size of the transaction and the number of years of support prepaid in advance. The Company always charges the customer support and maintenance as a percentage of the sales price of the underlying software licenses sold. Although the Company’s per unit pricing on software varies from sale to sale, the Company is able to determine the VSOE for its support and maintenance because the Company charges its customers a support and maintenance renewal rate that is expressed as a consistent percentage of the stipulated license fee for customers. This, in accordance with TPA No. 55 (TIS Section 5100, paragraph 55), allows the Company to determine the VSOE on support and maintenance despite the fluctuating pricing on the software licenses, because that support and maintenance renewal rate would be the VSOE of the fair value of support and maintenance.

The established renewal rate charged by the Company ranges from 15% to 22% of the underlying software license fee based upon the circumstances described above. The

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Company also maintains a pricing manual that incorporates the commonly offered pricing levels for support and maintenance, as well the available volume and prepayment discounts that the Company then subsequently holds the customer to at the time of renewal.

Similarly, the Company uses its history of separate sales of consulting and training services to customers as the basis for determining the VSOE of the fair value of these types of services. Generally, the Company engages with customers in “time and materials” type consulting contracts. The billings for these contracts are based upon an agreed upon per diem rate plus out of pocket expenses. The Company has used its history of the per diem rates charged to customers to document the attainable rates in our pricing manual. When consulting/training services are included in a multiple element transaction, the Company determines the fair value of the services by applying historical per diem rates to the number of days required to perform the required services, as determined in the relevant Statement of Work between the Company and the customer. The Company’s experience has indicated that generally there are two sets of rates that the Company has charged its customers historically: one set of rates for general commercial customers and a lower set of rates for consulting/training services performed for government customers, as required under the Company’s GSA contract. The per diem rates the Company uses in determining VSOE for fair value of consulting/training services are also sensitive to the history of rates charged in the different geographic locations.

6. We note on page 4 that you launched the Entrust IdentityGuard Token product in February 2007. Tell us your revenue recognition policy, including the accounting literature relied on, related to this product and whether you provide any services or additional software related to this product at the time of sale.

Response:

In 2006, the Company did not recognize any revenue from the sale of tokens. Modest revenue was first recognized in the second quarter of 2007. Revenue from the sale of those was approximately $100 thousand in Q2 2007 and approximately $50 thousand in Q3 2007.

The Company recognizes revenue on the Entrust IdentityGuard token products in accordance with SOP 97-2, when all the revenue criteria listed in paragraph 8 of SOP 97-2 have been met with respect to this element of a transaction. In accordance with EITF 03-5, the Company concluded that the token products represent non-software deliverables for which a software deliverable is essential to its functionality. Therefore, the Company determined that this hardware is software-related and is within the scope of SOP 97-2. Arrangements which include these token products also must include the IdentityGuard

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server software, which is necessary to make the tokens operational for their intended use and, thus, is essential to the functionality of the tokens. The Company considered the following factors in making this determination:

–

the token (although it contains hardware and firmware elements) does not have substantive functionality without the IdentityGuard server software. The Company’s tokens have been manufactured such that they will only work in conjunction with the Company’s software, so that a customer could not be reasonably expected to purchase the token hardware without also having purchased the software. As such, the Company’s token products are not compatible with other vendors’ software products;

–	the software is more than incidental to the operation of the token hardware;

–

the tokens are not sold without the software that is included with these arrangements. Our products are designed so that arrangements that include the IdentityGuard token hardware must always include IdentityGuard server software. However the hardware tokens are an optional component (which is not essential to the functionality of the software) that our customers often purchase at a later date than the software components.

As a result of its conclusion above, the Company accounts for arrangements that include tokens as multi-element transactions according to the provisions of paragraph 10 of SOP 97-2. The fair value of the tokens is established based upon the price charged where the token is sold as an optional component (currently $5.00 US per token).

The Company generally does not provide any services or additional software related to the IdentityGuard token product at the time of sale. However, the Company generally provides post contract support related to the software sold in combination with the token products.

7. We note on page 7 that in April of 2006, you began offering PKI Managed Services as a hosted offering. Confirm that under this offering, your customers do not have the right to take possession of your software during the hosting agreement without significant penalty and that it is not feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

Response:

Customers of the Company’s PKI Managed Services offering are not provided with the option or contractual right to take possession of the related software during the period of

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the hosting arrangement without significant penalty. Although the Company may choose to deploy client-side software on the customer’s end user equipment in circumstances where this aids with the execution of transactions with the server-side software deployed on the Company’s hardware infrastructure, the customer is never afforded the option of taking legal possession of the software for their own purposes. Further, the Company believes that it is not feasible for the customers of its PKI Managed Services offering to either run the software on their own hardware or contract with another party unrelated to the Company to host the software. The Company recognized less than $25,000 of PKI managed service revenues in 2006.

8. We note on page 10 that some of your newer products incorporate or are based on hardware products and components and that products previously licensed as software only are now delivered on a hardware platform. Clarify the nature of these products and whether these arrangements contain multiple elements, including post contract support. In this regard, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. If the hardware is not considered to be software-related, for multiple element arrangements that include the hardware, tell us whether you have established VSOE of fair value for such hardware.

Response:

The Company confirms that it currently delivers certain software products on a hardware platform that previously were delivered in a software-only format. The hardware consists primarily of commonly available computer servers currently supplied by IBM to the Company. The Company installs its software on the IBM hardware prior to delivery to the customer. While these software products (Entrust Web Mail Center and Entrust Messaging Server) can still be delivered without the server hardware for its customers to install on their own in-house servers, the Company prefers this appliance approach to delivering these software offerings for various reasons, including ease of deployment by the customer and reduction in support and maintenance costs. Customer transactions involving these products generally would be multiple element arrangements including post contract support.

In the Company’s consideration of EITF 03-5, it was concluded that the software is not more than incidental to the hardware. The software element of these transactions is not essential to the functionality of the hardware and therefore, is not within the scope of SOP 97-2. The hardware has substantive functionality without the software, such that customers could be reasonably expected to purchase the hardware without also

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purchasing the software. The hardware is commonly available from multiple vendors and conceivably is compatible with a competitive vendor’s software product.

Because the Company determined that the hardware deliverables in these arrangements are outside the scope of SOP 97-2, the Company applied the provisions of EITF 00-21 to determine if the software and non-software elements of these arrangements could be accounted for separately, and if so, then what amount of the arrangement consideration should be allocated to the non-software element. The Company has concluded that the server hardware should be considered a separate unit of accounting under EITF 00-21 because it has value to the customers on a standalone basis if sold separately by any vendor or the customer could resell the delivered item on a standalone basis. The Company also concluded that there is objective and reliable evidence of the fair value of the server hardware. Thus, the Company has established the VSOE of this fair value as the price of the deliverable when it is regularly sold on a standalone basis. This VSOE is further substantiated by way of third party evidence of fair value such as prices of largely interchangeable server hardware products in sales to similarly situated customers.

Note 3. Acquisition of Businesses, page F-16

9. We noted that you acquired certain intangible assets as part of your acquisition of Business Signatures, which included customer relationships, partner relationships, and purchased product rights. Tell us how you determined the estimated useful life to be ten years. In your response, please address how you considered the factors described in paragraph 11 of SFAS 142 for each acquired intangible asset.

Response:

Upon acquisition of Business Signatures in July 2006, which included significant intangible assets, the Company undertook a careful analysis of the fair value of the intangibles giving consideration to: CON 7, SFAS 141, SFAS 142, and EITF 02-17. Due to the breadth and complexity of the guidance, the Company also engaged an independent business valuation firm to assist it in its assessment.

Specifically with respect to paragraph 11 of SFAS 142 and the estimated useful lives, the Company first determined the intangible assets (customer relationships, partner relationships, and purchased product rights) had finite, as opposed to infinite, lives. Then the Company estimated the period over which the assets were expected to contribute directly or indirectly to the future cash flows of the Company.

For the customer and partner relationships, the Company looked at the turnover rate of customers and partners and applied a survival curve to the relationships. The life of the

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customer and partner relationships are not directly related to another asset. While technology, specifically the production rights, provide a basis for sales, future generations of products will also support these assets. Competitive factors within the first decade are limited due to the patents that are part of the purchased production rights because the patents limit the ability of competition to substantially reduce the effective useful life. The impact of competition is mainly a function of substitute products which are reflected in the turnover estimate. As a result, the Company concluded that the primary factor affecting the useful life of the relationships is reflected in the turnover rate.

The Company was unable to use a company specific turnover rates because Business Signatures was a very young company with limited history and, therefore, a statistically meaningful turnover rate was not available. In addition, industry turnover information was not available, so we looked at entity specific information as the best proxy for a market participant assumption. Entrust’s customer turnover rate for 2005 was 11.2% and its revenue turnover rate was 10%. In setting this proxy rate, the Company also gave consideration to the amount of future revenue expected from existing versus new customers, legal, contractual and regulatory factors that might limit the relationships, and the effects of competition and obsolescence. In considering these factors, the Company believes that the Entrust customer and partner turnover rates are the best available measure to apply because the expected customer bases are similar. Using these turnover rates and applying the Company’s the cash flow models, the 10 year life was established.

For the purchased product rights, the Company considered the expected use of the asset, legal, regulatory and contractual limitations, and the effects of competition and obsolescence. While there is potential for a life extending beyond the 10 years selected, the Company believes that there is a degree of uncertainty at the 10 year mark that notes a reasonable expectation that technological advances, competition and obsolescence factors would limit a life beyond that point.

In considering the amortization rate, the Company looked to match the amortization to the anticipated cash flows. As an early stage enterprise, Business Signatures is rapidly growing its sales operations. As a result, cash flows are negative in the initial year or two, depending on the asset, and grow substantially thereafter. Effectively, this creates growing cash flows through most of the life of the customer relationships, partner relationships, and production rights. Since negative amortization is not reasonable, the straight-line method of amortization created the best fit to the economic life of each asset. Accelerated amortization methods would be significantly out of line with the expected benefits (cash flows) of the customer relationships, partner relationships, and purchased production rights. Based upon the effect of these and other considerations upon the projected cash flows, the 10 year straight-line amortization was selected because it correlated well with the expected cash flows.

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Note 13. Stock Based Compensation and Stock Option Plans, page F-16

10. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R), including comparative data for disclosures required for each year an income statement is provided. Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Response:

The Company has reviewed SAB107, specifically Section H, Questions 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-252 of SFAS 123(R). Although the Company has a significant amount of detail disclosed regarding its equity compensation, the Company has the following comments on areas where the staff could perceive that required disclosures have been inadvertently omitted by the Company:

SFAS 123R paragraph A240, b(1)(g) - expiries during the year. The Company had no options expire during the year 2006. The Company’s first equity grant was in June 1997 and had a 10 year life; therefore, no options expired in 2006. The Company did have options expire in June 2007 and will include that disclosure in its next 10-K filing. The total forfeiture disclosed in the 10K filing includes forfeits for employees who have been terminated, resigned or retired.

SFAS 123R paragraph A240, d(1) - weighted average exercise price, aggregate intrinsic value, and weighted average remaining contractual term of options outstanding. Although, the Company provided the appropriate disclosure for the activity that took place during 2006 and prior years, it did not disclose this information for the total outstanding and exercisable at December 31, 2006. The information not disclosed in the 2006 10-K filing is as follows:

	Shares Available	Awards Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in 000’s)	Weighted Average Fair Value	Weighted Average Remaining Contractual Life in Years
Outstanding at December 31, 2006	2,506,167	16,226,313	$5.30	27,394	5.05	5.36
Exercisable at December 31, 2006		11,385,030	$5.97	15,582	6.09	7.22

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The Company will disclose this information in prospective filings.

SFAS 123R Paragraph A240 (d)(2) - weighted-average remaining contractual term of options current exercisable. The company disclosed the weighted-average remaining contractual term for options outstanding in our note, and confirms that the weighted-average remaining contractual term for options exercisable to be the same except as noted below:

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in 000’s)	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in 000’s)
$0.12 to $2.44	680,934	0.28	0.52	2,550	0.44	412,193	0.66	1,489
$2.45 to $5.00	8,236,235	6.55	3.67	5,731	6.70	4,546,749	3.72	3,209

The Company will add a column for weighted average exercise price in prospective filings.

SFAS 123R paragraph A240(e)(2)(a) - expected term of share options and similar instruments. The Company disclosed this information under the SAR’s section of our equity footnote, and confirms that the expected term of share options and similar instruments to be the same. In prospective filings, the Company will make it more clear to the reader that the information provided applies to all equity compensation instruments.

SFAS 123R paragraph A240(e)(2)(a) - expected exercise and post-vesting employment termination behavior into the fair value. The company calculated a forfeiture rate using historical data of all option exercises and option cancellations. The company decided to use two rates, 1 for executives and 1 for non-executives. The justification for the two rates was determined based on the different employment termination pattern of executives within the Company versus non-executives. The estimate calculated for each pool of participants was then applied to the calculation of compensation cost. At the end of 2006, the Company reviewed the estimated forfeiture rate using actual data for the year 2006, and confirmed that the estimated forfeiture rate was accurate and no adjustment was required.

SFAS 123R paragraph A240(e)(2)(e) discount for post-vesting restrictions and the method for estimating it. This paragraph is not applicable to the Company and, therefore, no disclosure is required.

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Note 19. Segment, Geographic and Major Customer Information

(c) Major Customer Information, page F-39

11. We note in your disclosure that for the twelve months ended December 31, 2006, two customers accounted for 15% and 10% of the total revenues. Additionally, one customer accounted for 10% of total revenues for twelve months ended December 31, 2005 and 2004. Tell us your considerations to disclose the name of the customer(s) and if the loss of such customer would have a material adverse effect on the Company pursuant to Item 101(c)(l)(vii) of Regulations S-K. Supplementally please advise us as to the nature of your relationship with these customers and if you are substantially dependent upon them.

Response:

The Company disclosed the name of the 10% plus customers on page F-39 of its 10-K. The Company disclosed that the percentage of revenue that the United States government and the Canadian governments accounted for each of the years 2004, 2005 and 2006. As required by Regulation S-K Item 101(c)(l)(vii) of Regulation S-K and paragraph 39 of SFAS 131, the Company amalgamates all of its revenues from the US and Canadian governments as if they are each one entity, when in fact, the Company has contractual relationships with many different agencies and for several different types of products and services. The Company believes that the number of different agencies with which they do business reduces the vulnerability of these concentrations. The Company further disclosed the amount of revenue that these governments accounted for via direct contractual relationships with the Company versus relationships through re-sellers or other third parties.

The Company disclosed the risks of dealing with these government agencies in its risk factors on pages 14 and 15 of its 10-K. The Company believes that these risk factors appropriately disclose the risks of these customers.

* * * * *

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and further acknowledges that the staff’s comments and/or proposed changes to our responses do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please feel free to call me at (972) 713-5811.

Sincerely,

/s/ David J. Wagner
David J. Wagner
SVP & Chief Financial Officer
Entrust, Inc.